

August 12, 2016

Via E-mail
Mr. John A. Orwin
President and Chief Executive Officer
Relypsa, Inc.
100 Cardinal Way
Redwood City, California 94063

> **Re: Relypsa, Inc.**
> **Schedule 14D-9**
> **Filed August 4, 2016**
> **Amendment No. 1 to Schedule 14D-9**
> **Filed August 9, 2016**
> **File No. 005-87732**

Dear Mr. Orwin:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Solicitation or Recommendation

Recommendation of the Relypsa Board, page 12

1. The disclosure indicates that members of the Relypsa Board present at the meeting unanimously recommended that Relypsa's stockholders accept the Offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the "filing person" and "subject company," respectively, provide the required disclosures. Please revise to expressly state the subject company's position with respect to the offer or alternatively clarify that the Board's recommendation is being made on behalf of Relypsa.

<u>Certain Financial Forecasts, page 48</u>

2. We note this section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management persons are in possession of all the facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Josh Dubofsky
Latham & Watkins LLP